United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2014

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD
(Translation of registrant’s name into English)

29E, A.U. Tower
Jumeirah Lake Towers
Dubai, United Arab Emirates
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

Other Events

On May 1, 2014, Amira Nature Foods Ltd (the “Company”), announced that it had entered into a $8.3 million contract through its Indian operating subsidiary with Buhler India Private Limited (“Buhler India”), for the supply of 48 tons per hour paddy processing equipment in connection with its new rice processing plant in Karnal District, Haryana, India. The Company expects this new facility to be fully operational by the end of fiscal year 2015. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release, dated May 1, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 2, 2014

AMIRA NATURE FOODS LTD

By:	/s/ Ashish Poddar
Name:	Ashish Poddar
Title:	Chief Financial Officer